02037072

NO ACT
P.E 4-8-02
1-07260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

May 6, 2002

Deborah Kurtzberg
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Act 1934
Section
Rule 14A-8
Public Availability 5/6/2002

Re: Nortel Networks Corporation
Incoming letter dated April 8, 2002

Dear Ms. Kurtzberg:

This is in response to your letter dated April 8, 2002 concerning a shareholder proposal submitted to Nortel by the Association de Protection des epargnants et Investisseurs du Quebec. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Rachel Didier
Corporate Secretary
Association de Protection des epargnants et Investisseurs du Quebec

CRGH

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801

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75008 PARIS

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ONE LIBERTY PLAZA
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FACSIMILE
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MAIN TOWER
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BANK OF CHINA TOWER
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CHIYODA-KU TOKYO 100-0013

APR 8 2002
080

April 8, 2002

Writer's Direct Dial: (212) 225-2466

Securities and Exchange Commission
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Nortel Networks' Exclusion of Certain Shareholder Proposals for Failure to Demonstrate Sufficient Share Ownership in Accordance With Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

We submit this letter on behalf of our client, Nortel Networks Corporation, a Canadian corporation (the "Company"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the division of corporate finance (the "Staff") of the Securities and Exchange Commission of the Company's intent to exclude various shareholder proposals (the "Proposals") submitted by the Association de Protection des épargnants et Investisseurs du Québec, or APEIQ ("Proponent") from the Company's proxy materials for its April 25, 2002 Annual and Special Meeting of Shareholders (the "Proxy Materials").

While the Company's records indicate that a registered letter, dated December 20, 2001, from Proponent addressed to Frank Dunn, the President and Chief Executive Officer of the Company was received by the Company's mailroom at their offices in Brampton, Ontario, the letter appears to have been lost and not to have reached Mr. Dunn. The Proxy Materials were mailed to the Company's shareholders on or about March 11, 2002, and do not include the Proposals.

Our shareholder registry indicates that, as of the date of Proponent's submission of the Proposals, Proponent held 23 shares of Company common stock, which amount is insufficient to qualify Proponent to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) of the Exchange Act. The Company was not required to notify Proponent of this defect because it was incapable of cure, and the Company therefore excluded the Proposals from the Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we submit to the Staff on behalf of the Company, six copies each of this letter and the Proposals, and simultaneously transmit this letter to Proponent.

Sincerely,

Deborah E. Kurtzberg

[Translation]

[Letterhead of the Association de Protection des Épargnants et Investisseurs du Québec]

REGISTERED MAIL

Montreal, December 20, 2001

Mr. Frank A. Dunn
Chief Financial Officer
NORTEL NETWORKS CORPORATION
8200 Dixie Road, Suite 100
Brampton, Ontario L6T 5P6

Dear Sir:

Please find enclosed the proposals adopted by the *Association de protection des épargnants et investisseurs du Québec* (APEIQ) at its Board of Directors' meeting on November 21, 2001, whose inclusion the Association is requesting in the Proxy Circular and Proxy Statement containing the notice of the next annual meeting of shareholders of Nortel Networks, in compliance with the provisions of section 137 of the *Canada Business Corporations Act*. The APEIQ holds the required shares directly or through its supporting members.

We would be obliged if you would inform us as soon as possible of the date of the next shareholders' meeting. Would you also please send us the provisions regarding shareholder proposals and the voting procedure when such proposals are discussed at the shareholders' meeting.

Yours truly,

(signed)
RACHEL DIDIER
Corporate Secretary
Encl.: proposals

[Translation]

[Letterhead of the Association de Protection des Épargnants et Investisseurs du Québec]

Proposal No. 1

Independence of Auditors

It is proposed that the Corporation adopt a by-law so that it does not entertain any business relations, other than for audit work, with the firm(s) acting as external auditors of the Corporation. This prohibition extends to all entities related to or affiliated with the firm.

As guarantors of the integrity of the financial statements, the external auditors, who are appointed by the shareholders, guard the interests of those by whom they are appointed. Their independence from management and from the board of directors must be absolute and above suspicion. Accounting firms which combine audit engagements and associated services, directly or through related entities, put themselves in a potential conflict of interest situation. The combination of engagements poses a threat to the integrity of the audit process, which is of all the more concern as contracts for associated services are often larger and more lucrative than the audit engagement.

Proposal No. 2

Cumulative Voting for the Election of Directors

It is proposed that the articles of the Corporation be amended to adopt the cumulative voting procedure for the election of directors in accordance with the provisions of section 107 of the Canada Business Corporations Act, *thereby giving minority shareholders the ability to be represented by the candidate(s) of their choice, which would be impossible otherwise.*

Decision-making power in large corporations is exercised on a day-to-day basis by management, while the board of directors has a supervisory role which consists in ensuring that management acts in the best interests of the shareholders and the corporation. The board of directors must enjoy a certain degree of independence from management, its make-up must reflect the pluralism and diversity of the shareholders and the shareholders must be able to voice their opinions at the board level. Cumulative voting for the election of directors tempers the influence of management on the make-up of the board. It is a means of improving the representative character of the board of directors and giving a greater say to minority and small shareholders.

Proposal No. 3

Amendment of the Stock Option Plan

It is proposed that any amendments to a stock option plan, including the reduction of the exercise price of outstanding options, be subject to the prior approval of the shareholders' meeting of the Corporation.

Stock option plans have become very popular in recent years because, among other advantages, they permit the real cost of executive compensation to be concealed. In fact, there is no accounting rule that forces corporations to include this expense in their financial statements. However, the credibility of the compensation policies of large corporations has been undermined by too many abuses in this area, which

[Translation]

[Letterhead of the Association de Protection des Épargnants et Investisseurs du Québec]

are moreover unfair to shareholders. The practice of amending stock option plans, *inter alia* to reduce the exercise price of outstanding options, obeys the same logic. The practice which consists in reducing the exercise price of options in order to generate – the ultimate objective – the desired prodigious compensation should not be permitted. That is why the decision to amend a stock option plan should form part of the general compensation policy of the Corporation and should take account of the interests of all the parties, including the shareholders, who are the most directly affected by such action. The shareholders' meeting should therefore be consulted as to the desirability of making amendments to the plan.

(signed)
RACHEL DIDIER, lawyer
Corporate Secretary
APEIQ
Montreal, December 20, 2001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nortel Networks Corporation
Incoming letter dated April 8, 2002

The proposal relates to auditor independence, cumulative voting and Nortel's stock option plans.

Rule 14a-8(b) requires that a proponent have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. We note your representation that based on the company's records, the proponent does not satisfy the minimum ownership requirement specified in rule 14a-8(b). However, there does not appear to be any indication that the proponent does or does not otherwise satisfy the ownership requirement. Accordingly, unless the proponent provides Nortel with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Nortel omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Keir D. Gumbs
Special Counsel